FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  August, 2014

Commission File Number:                                    01-15016

NORDION INC.
(Translation of registrant's name into English)

447 March Road
Ottawa, Ontario Canada  K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDION INC.

Date: August 6, 2014	By:	/s/ Scott McIntosh

Scott McIntosh
Title: Chief Operating Officer

Documents Included as Part of this report:

No.	Document

1.	NORDION INC. – Material Change Report

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Nordion (Canada) Inc. (formerly Nordion Inc.) (“Nordion”)

447 March Road

Ottawa, Ontario

K2K 1X8

Item 2 — Date of Material Change

August 6, 2014

Item 3 — News Release

Nordion issued a news release relating to the material change summarized below on August 6, 2014 through the facilities of Business Wire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering Analysis and Retrieval (EDGAR). A copy of this news release is attached hereto as Schedule A and forms part hereof.

Item 4 — Summary of Material Change

On August 6, 2014, Nordion announced the completion of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) pursuant to which an affiliate of Sterigenics International LLC acquired all of the outstanding common shares of Nordion (“Common Shares”) at a price of U.S.$13.00 in cash for each Common Share.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On March 28, 2014, Nordion entered into an arrangement agreement (the "Arrangement Agreement") to be acquired by an affiliate of Sterigenics International LLC, a global leader in sterilization services and a portfolio company of GTCR LLC, a leading private equity firm based in Chicago, Illinois, USA. Pursuant to the terms of the Arrangement Agreement, shareholders were to initially receive an aggregate cash consideration of U.S.$11.75 per Common Share. Pursuant to subsequent amendments to the Arrangement Agreement dated May 4, 2014 and June 2, 2014, the cash consideration to be paid for each Common Share was increased to a final amount of U.S.13.00 per Common Share.

On August 6, 2014, Nordion announced the completion of the Arrangement. As a standalone business within Sterigenics, Nordion will remain headquartered in Ottawa, Canada, and will continue to operate under the Nordion name.

It is anticipated that the Nordion common shares will be delisted from the Toronto Stock Exchange and from the New York Stock Exchange on or about August 7, 2014. Concurrently with the delisting of the Nordion common shares, Nordion has applied to all applicable Canadian securities regulatory authorities to cease to be a reporting issuer.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Inquiries in respect of the material change referred herein may be made to:

Shelley Maclean

 (613) 592-3400 x 2414

Item 9 — Date of Report

August 6, 2014

Nordion (Canada) Inc.

Per	/s/ Scott McIntosh
	Name:	Scott McIntosh
	Title:	Chief Operating Officer

SCHEDULE A

PRESS RELEASE

See attached.

For Immediate Release

Nordion Announces Completion of Acquisition by Sterigenics International

Ottawa, Canada, August 6, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ), a leading provider of products and services to the global health science market, announced today the successful completion of the previously announced plan of arrangement (the “Arrangement”) and all of the outstanding common shares of Nordion have been acquired by an affiliate of Sterigenics International LLC (“Sterigenics”). Pursuant to the Arrangement, the former holders of Nordion common shares will receive US$13.00 in cash in exchange for each common share held.

“We are extremely excited to welcome the Nordion employees onto the Sterigenics global team,” said Michael Mulhern, CEO of Sterigenics.  “We believe this acquisition is transformative in expanding our product and service offerings, broadening our global footprint and allowing us to better serve customers worldwide.  Moving forward, Sterigenics is extremely well positioned to build on its mission of improving global public health.”

It is anticipated that the Nordion common shares will be delisted from the Toronto Stock Exchange and from the New York Stock Exchange on or about August 7, 2014.

A registered shareholder must complete and send a letter of transmittal with the certificate(s) representing its common shares to CST Trust Company (the “Depositary”). The Depositary will mail a cheque to the registered shareholder by first class mail as soon as practicable after receipt of the completed letter of transmittal and common share certificate(s). A copy of the letter of transmittal is available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A non-registered shareholder will receive payment through its account with the broker, investment dealer, bank, trust company or other intermediary that holds common shares on its behalf. A non-registered shareholder should contact its intermediary if it has any questions about this process.

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA & INVESTORS:

Shelley Maclean

(613) 592-3400 x 2414

Shelley.Maclean@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Additional information on factors that could affect actual results are included in reports on file with applicable securities regulatory authorities, including in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.